January 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Jason L. Drory, Esq.
Division of Corporation Finance
Office of Life Sciences

Re:	Star Equity Holdings, Inc. Registration Statement on Form S-1 Filed December 30, 2021 File No. 333-261957

Ladies and Gentlemen:

On behalf of Star Equity Holdings, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1, for the registration of shares of the Company’s common stock (or pre-funded warrants in lieu of such shares) and warrants to purchase common stock, including one complete copy of the exhibits listed in Amendment No. 1 to the Registration Statement as filed therewith.

Amendment No. 1 to the Registration Statement reflects the preliminary number of shares of the Company’s common stock and warrants to be offered and related pricing information.

The Company expects that final pricing information will be provided in a final prospectus in reliance on Rule 430A. We expect to ask for acceleration of the effectiveness of the Registration Statement at the end of this week or beginning of next week. The request of Maxim Group will include the representation from the underwriters with respect to compliance with Rule 15c2-8. A copy of the letter from FINRA clearing the underwriting compensation arrangements for the offering will be forwarded to you immediately upon its receipt.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of Amendment No. 1 to the Registration Statement or the offering, please do not hesitate to contact me (tel.: (212) 451-2234) or Kenneth A. Schlesinger of our office (tel.: (212) 451-2252), or Jeffrey E. Eberwein, the Company’s Executive Chairman (tel.: (203) 489-9500).

Very truly yours, /s/ Spencer G. Feldman Spencer G. Feldman

January 12, 2022

Enclosures

cc:	Jason L. Drory, Esq. Mr. Jeffrey E. Eberwein Kenneth A. Schlesinger, Esq.

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